Mail Stop 3561

May 3, 2010

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia

>   **Re: Mohawk Industries, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 001-13697**

Dear Mr. Lorberbaum:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the acknowledgements we requested were provided by counsel on behalf of the company. With your next response, please submit a separate letter from the company with the requested acknowledgements.

Definitive Proxy Statement on Schedule 14A

Nominees for Director, page 2

2. Under this heading and the heading "Continuing Directors" beginning on page 3, you include other directorships currently held by your directors and director nominees. To the extent that any of your directors or director nominees have held any other directorships during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, please disclose such directorship, including the name of the company. Please refer to Item 401(e)(2) of Regulation S-K.

Compensation Discussion and Analysis, page 12

Elements of our Compensation Program, page 14

Annual Incentives, page 14

3. We note your disclosure in this last paragraph on page 14 that the company funded a bonus pool equal to 1.25% of consolidated operating income for 2009 and that certain of your named executive officers would be eligible to receive 20% of the bonus pool while others would be eligible to receive 12% of the bonus pool. We were unable to calculate the maximum bonuses set forth on your grants of plan-based awards table based on your reported consolidated operating income. Please disclose how you calculated these amounts.

Long-Term Incentives, page 16

4. Please disclose the historical EPS Target and the EBITDA Target described under this heading and how actual results of the peer group compared to the targets for each of your named executive officers. You may wish to use a chart or similar presentation for this information. Refer to Item 402(b)(2)(v) of Regulation S-K. We also note your disclosure under the heading "Proposed Changes for 2010" on page 18. Please also confirm to us that you will disclose in future proxy statements the historical TSR Target and how actual results of the peer group compared to the targets for each of your named executive officers.

Corporate Governance, page 28

General, page 28

5. Please disclose, on an individual basis, the specific experience, qualifications, attributes or skills of each director and director nominee that led to the conclusion that each such person should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K. For additional guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
        Alston & Bird LLP
        Via Facsimile